Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279215

Raymond James Financial, Inc.

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Anticipated Ratings*:	Moody’s: A3 (Stable) S&P: A- (Stable) Fitch: A- (Stable)

Trade Date:	September 9, 2025

Settlement Date**:	September 11, 2025 (T+2)

Title:	4.900% Senior Notes due 2035	5.650% Senior Notes due 2055

Aggregate Principal Amount:	$650,000,000	$850,000,000

Final Maturity Date:	September 11, 2035	September 11, 2055

Benchmark Treasury:	4.250% due August 15, 2035	4.750% due May 15, 2055

Benchmark Treasury Price & Yield:	101-11; 4.084%	100-11; 4.728%

Spread to Benchmark Treasury:	T + 85 basis points	T + 95 basis points

Re-offer Yield:	4.934%	5.678%

Coupon:	4.900%	5.650%

Issue Price to Investors:	99.734%	99.599%

Proceeds to Issuer (after underwriting discount, but before expenses):	$644,046,000	$839,154,000

Interest Payment Dates:	Semi-annually in arrears on March 11 and September 11, commencing on March 11, 2026	Semi-annually in arrears on March 11 and September 11, commencing on March 11, 2026

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to June 11, 2035 (the “2035 Notes Par Call Date”), the Issuer may redeem the 2035 Notes, at its option, in whole at any time or in part from time to time, for cash at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (I)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but not including, the date of redemption; and (II) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.	At any time prior to March 11, 2055 (the “2055 Notes Par Call Date”), the Issuer may redeem the 2055 Notes, at its option, in whole at any time or in part from time to time, for cash at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (I)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 Notes matured on the 2055 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but not including, the date of redemption; and (II) 100% of the principal amount of the 2055 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

Par Call:	On or after the 2035 Notes Par Call Date, the Issuer may redeem the 2035 Notes, in whole or in part, at any time and from time to time, for cash at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.	On or after the 2055 Notes Par Call Date, the Issuer may redeem the 2055 Notes, in whole or in part, at any time and from time to time, for cash at a redemption price equal to 100% of the principal amount of the 2055 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP/ISIN:	754730 AJ8 / US754730AJ81	754730 AK5 / US754730AK54

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000 denominations and integral multiples of $1,000

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Raymond James & Associates, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Regions Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the 2035 Notes and the 2055 Notes will be made to investors on or about September 11, 2025, which is the second business day following this term sheet (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2035 Notes and the 2055 Notes on any day prior to the business day preceding the settlement date will be required, by virtue of the fact that the 2035 Notes and the 2055 Notes initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 212-834-4533 or Raymond James & Associates, Inc. toll-free at 1-800-248-8863.

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